UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  November 14, 2006

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES THIRD QUARTER 2006 RESULTS

LEIDEN, THE NETHERLANDS, NOVEMBER 14, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, SWX: CRX) today announced its financial results for the third quarter of 2006 ended September 30, 2006, based on International Financial Reporting Standards (IFRS).

Combined total revenues and other operating income for the third quarter was
(euro)28.4 million. Gross operating margin for the third quarter was (euro)8.3 million. Net loss for the third quarter amounted to (euro)21.7 million. Combined total revenues and other operating income for the nine months ended September 30, 2006 were (euro)64.5 million. Gross operating margin for the nine months ended September 30, 2006 was (euro)16.3 million. Net loss for the first nine months of 2006 amounted to (euro)62.7 million.

Cash and cash equivalents decreased (euro)55.4 million during the third quarter to (euro)122.3 million on September 30, 2006. Net cash used in operations is
(euro)26.6 million, which is strongly influenced by the seasonal increase in net working capital for accounts receivable and inventories related to sales and inventory buildup of Inflexal(R) V influenza vaccines; net cash used in investments was (euro)30.7 million, primarily as a result of cash payments related to the investment in Berna Products Corp, Inc. of (euro)13.1 million that will be effectuated in the fourth quarter and a (euro)12.0 million reclassification of cash to short term financial assets. Total assets on September 30, 2006 were (euro)597.9 million.


KEY FIGURES THIRD QUARTER AND 9 MONTHS ENDED SEPTEMBER 30 (YTD)
((EURO) MILLION, EXCEPT NET LOSS PER SHARE)

                                     Q3 2006   Q3 2005     YTD 2006    YTD 2005

REVENUE AND OTHER OPERATING INCOME      28.4       9.5         64.5        25.5
NET LOSS                               (21.7)     (3.7)       (62.7)      (12.7)
NET LOSS PER SHARE                     (0.36)    (0.09)       (1.12)      (0.32)
(BASIC AND DILUTED)

CASH AND CASH EQUIVALENTS AT SEPTEMBER 30, 2006:                           122.3
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2005:                            111.7

Chief Financial Officer Leonard Kruimer said: "Crucell's third quarter revenues increased 37% over the previous quarter, reflecting the strong seasonal pattern. Revenues this year will be even more concentrated in the fourth quarter, due to the late start of the flu season and the market introduction of our new pediatric vaccine, Quinvaxem(TM), in October. First shipments of our Inflexal(R) V influenza vaccine started in the third quarter. We have sold out completely for the year and expect to ship all our flu shots before year-end." He added:
"The over (euro)55 million decrease in cash last quarter was mainly the result of high seasonal inventory levels and receivables. We also invested in higher yield deposits with a maturity of over 90 days, which required a reclassification from cash to 'short term financial assets'. We feel very comfortable with our guidance for 2006 for combined revenue and other operating income between (euro)130 to (euro)150 million. We reiterate our aim to achieve cash break even in 2007."


OPERATIONAL REVIEW THIRD QUARTER 2006

o WHO PRE-QUALIFICATION GRANTED FOR QUINVAXEM(TM): The World Health Organization (WHO) granted pre-qualification for Quinvaxem(TM), a fully liquid pentavalent vaccine, which was ready for delivery to supranational purchasing organizations starting the fourth quarter of 2006.

o PER.C6(R)-BASED SEASONAL INFLUENZA VACCINE CLINICAL TRIAL STARTED: Partner sanofi pasteur initiated a phase I clinical study with a PER.C6(R)-based influenza vaccine. The trial conducted in the United States is part of a contract awarded by the U.S. Department of Health and Human Services (HHS) to accelerate the development of a new cell culture-based influenza vaccine. The phase I clinical trial involves the vaccination of 100 healthy adults, 18-64 years of age.

o PER.C6(R)-BASED PANDEMIC INFLUENZA VACCINE CLINICAL TRIAL STARTED: FLUPAN, a collaborative research project funded by the European Commission, started a phase I clinical trial, initiated in Norway, with 60 healthy adults. The trial is the first to assess safety and ability to generate an immune response of a split, inactivated pandemic H7N1 vaccine produced on PER.C6(R) cells.

o EBOLA VACCINE CLINICAL TRIAL STARTED: Crucell announced that the Ebola vaccine it is developing in partnership with the Vaccine Research Center
     (VRC) of the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), entered a phase I clinical study. The randomized, double-blind, placebo-controlled study in 48 healthy volunteers will test the single-shot vaccination in a dose-escalation trial.

o NEW PER.C6(R) LICENSE: Crucell and DSM Biologics signed a second PER.C6(R) licensing agreement with MorphoSys AG.

o PER.C6(R) VENDOR NETWORK: Crucell and DSM Biologics announced that Invitrogen is the first company to enter the partnership's PER.C6(R) licensing business Vendor Network, which was created to provide high-quality biotechnology tools and services specifically tailored to PER.C6(R) for monoclonal antibodies and recombinant proteins.

o NEW STAR(R) LICENSES: Crucell signed a non-exclusive STAR(TM) research licensing agreement with Brussels-based UCB, and started an evaluation program with Novartis AG.

o BERNA BIOTECH DE-LISTED FROM SWX: Crucell announced that the squeeze-out of Berna Biotech shares has been completed and Crucell now holds all outstanding Berna Biotech shares. The delisting of Berna Biotech AG (Swiss
     Exchange: BBIN) was approved by the SWX Swiss Exchange and was effected on September 18, 2006.

o AERUGEN(R) CLINICAL DEVELOPMENT SUSPENDED: Crucell announced the suspension of the clinical development program for Aerugen(R), a vaccine for the prevention of Pseudomonas aeruginosa infection.


DETAILS OF THE FINANCIAL RESULTS THIRD QUARTER 2006

REVENUES AND OTHER OPERATING INCOME

Revenues for the third quarter of 2006 were (euro)25.8 million, compared to
(euro)8.2 million in the same period last year. Revenues consisted of product sales, license revenues and service fees. Product revenues amounted to
(euro)22.0 million, which are seasonal and have historically been concentrated in the second half of the year. The seasonal sales of influenza vaccine will be concentrated more than usual in the fourth quarter, due to the late start of the flu season this year. The new Quinvaxem(TM) pediatric vaccine was granted pre-qualification on September 26, 2006 and first shipments commenced in October.

License revenues were (euro)2.0 million in the third quarter, a decrease of
(euro)2.3 million compared to the same quarter last year. License revenues consisted of initial payments from new contracts as well as annual and other payments on existing contracts. The decrease in license fees is related to a lower number of new licenses closed, compared to the same period last year. Service fees amounted to (euro)1.8 million, compared to (euro)3.9 million last year, which represents a decrease in chargeable development activities now that the majority of development programs have entered clinical trials. Service fees represent revenues for product development activities performed under contracts with partners and licensees. Other operating income was (euro)2.6 million for the quarter, compared to (euro)1.3 million in the third quarter last year. Other operating income consists of government grants.


COST OF GOODS SOLD

Cost of goods sold for the third quarter of 2006 amounted to (euro)20.8 million,
(euro)19.0 million of which represents product costs and the remainder of
(euro)1.8 million represents costs of service activities. Cost of goods sold for the quarter include an accounting charge of (euro)5.9 million for amortization as a result of the purchase price allocation related to the Berna Biotech AG acquisition last February. The remaining step-up in inventory on September 30, 2006 amounts to (euro)9.9 million.


EXPENSES

Total expenses consist of research and development (R&D) expenses and selling, general and administrative (SG&A) expenses. Total R&D and SG&A expenses were
(euro)29.6 for the third quarter. That represents a (euro)17.3 million increase over the same period last year.

R&D expenses amounted to (euro)18.9 million, which represents a (euro)10.5 million increase over the third quarter of 2005. The addition of Berna clinical programs accounted for a (euro)9.4 million increase in R&D costs in the third quarter of 2006, which includes a (euro)1.8 million charge for amortization as a result of the purchase price allocation.

SG&A expenses for the third quarter of 2006 were (euro)10.7 million and represent an increase of (euro)6.8 million over the same quarter in 2005. Of the increase, (euro)5.4 million represents the addition of the Berna Biotech's SG&A costs to the organization; and (euro)1.4 million represents integration costs, such as Sarbanes-Oxley implementation and other advisory costs.

Crucell announced on October 30th that it will concentrate its R&D activities in Leiden, The Netherlands. The restructuring will result in a reduction of approximately 60 positions. The Company will set up a restructuring reserve in the fourth quarter, which will not affect cash flow for 2006.


NET LOSS

The Company reported a net loss for the third quarter of 2006 of (euro)21.7 million, or (euro)0.36 net loss per share. The delisting of Berna Biotech was completed during the quarter. As a result, minority interest now only represent the share in results of minority shareholders in Rhein Biotech NV, which is still partly listed on the Frankfurt Exchange (FWB). The Company intends to de-list the remaining Rhein Biotech shares.


CASH FLOW AND CASH POSITION

Cash and cash equivalents decreased by (euro)55.4 million in the third quarter to (euro)122.3 million.

Net cash used in operating activities in the third quarter of 2006 was
(euro)26.6 million. Increases in accounts receivable of (euro)7.9 million and increases in inventories of (euro)3.0 million are related to sales of Inflexal(R) V influenza vaccine and the seasonal buildup of influenza vaccine inventory. Quinvaxem(TM) vaccine inventory is also high, since shipments only started in October. The decrease in accounts payable is related to payments for influenza vaccine ingredients.

Cash used in investing activities amounted to (euro)30.7 million. This includes the cash paid related to the fourth quarter acquisition of Berna Products Corp, Inc. in North America from Acambis; capital expenditures of (euro)6.6 million; and a (euro)12.0 reclassification of cash financial assets, as a result of investments in higher yield deposits with a maturity over 3 months, and a
(euro)2.6 million increase in restricted cash related to new equipment lease contracts.

Net cash from financing activities was (euro)1.9 million, which represents an increase in mortgage loans and leasing liabilities. Crucell has entered and intends to enter into financial leases to finance investment in property, plant and equipment, the effect of which will be to reduce cash outflow in the year the investment takes place.


BALANCE SHEET

Total equity amounts to (euro)442.7 million, of which (euro)6.3 million represents minority interests. A total of 59.4 million ordinary shares were issued and outstanding on September 30, 2006.

Inventories increased to (euro)65.4 million during the third quarter. The increase in inventory is due to buildup of influenza vaccine stocks as a result of the delay in the start of the flu season as well as to buildup of stock of Quinvaxem(TM) vaccine.

Short-term financial assets increased by (euro)9.5 million during the third quarter due to a reclassification of deposits from cash and cash equivalents. Cash was invested in higher yield maturities of more than 3 months. Other financial assets increased to (euro)39.5 million, mainly related to the acquisition of Berna Products Corp, Inc. on October 2, 2006.

Intangible assets amount to (euro)114.5 million, which represent acquired in-process R&D; developed technology; patents and trademarks; and value of customer and supplier relationships.

Investments in joint ventures represent the investments in Pevion and Kenta. The Company's investment in Galapagos NV is classified under "Other financial assets."


OUTLOOK

The Company maintains its guidance for combined revenue and other operating income for 2006 in the (euro)130 to (euro)150 million range. The Company expects very strong fourth quarter revenues as a result of sales of its Inflexal(R) V influenza vaccine, and of its Quinvaxem(TM) pediatric vaccine, which have started in October 2006.

The total decrease in cash over 2006 (excluding the cash acquired in the Berna Biotech acquisition in February 2006) will exceed the company's prior estimate of (euro)33 million to (euro)38 million by up to (euro)14 million, as a result of the cash acquisition of Berna Products Corp, Inc. and related costs. The Company aims to achieve cash break-even in 2007.


FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE HAVE IDENTIFIED CERTAIN IMPORTANT FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS. FOR INFORMATION RELATING TO THESE FACTORS PLEASE REFER TO OUR FORM 20-F, AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JULY 6, 2006.


CONFERENCE CALL AND WEBCAST

Crucell will conduct a conference call today, November 14, 2006, starting at 14:00 pm Central European Time (8:00 am US Eastern time). A presentation will be followed by a question and answer session. To participate in the conference call, please call one of the following numbers within 10 minutes prior to commencement:

              888-408-5406 (TOLL-FREE) OR 480-293-1748 FOR THE US;
          0800-358-5255 (TOLL-FREE) OR +44-20-7190-1492 FOR THE UK; AND
        0800-265-8531 (TOLL FREE) OR +31-20-794-8505 FOR THE NETHERLANDS.

The conference call will also be webcast. The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com, and will be archived and available for replay following the event.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Korea and the US. The Company employs about 900 people. For more information, please visit www.crucell.com.



FOR FURTHER INFORMATION CONTACT:

CRUCELL N.V.                                        FOR CRUCELL IN THE U.S.
Leonard Kruimer                                     REDINGTON, INC.
Chief Financial Officer                             Thomas Redington
Tel. +31-(0)71-524 8722                             Tel. +1 212-926-1733
l.kruimer@crucell.com                               tredington@redingtoninc.com

Paul Vermeij
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
p.vermeij@crucell.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   November 14, 2006                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer